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SEC FILE NUMBER
8-68721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TowerBrook Financial, L.P.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Park Avenue Tower, 65 East 55th Street, 19th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Glassman	212-699-2262	jennifer.glassman@towerbrook.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer Glassman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TowerBrook Financial, L.P., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ABRIELLE HARA ROSENTHAL
NOTARY PUBLIC-STATE OF NEW YORK
No. 02RO6253621
Qualified in New York County
My Commission Expires 12-27-2023

Signature: ______________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TowerBrook Financial, L.P.

Statement of Financial Condition
December 31, 2021
(Available for Public Inspection)

TowerBrook Financial, L.P.
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Partners and partners of TowerBrook Financial, L.P.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of TowerBrook Financial, L.P. (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2022

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F:(813) 286 6000, www.pwc.com/us

TowerBrook Financial, L.P.
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	665,750
Receivable from affiliate		374,871
Prepaid expenses and other assets		93,723
Furniture		8,066
Less: Accumulated depreciation		(8,066)
Net fixed assets		-
Total assets	$	1,134,344
Liabilities and Partners' Capital		
Liabilities		
Accounts payable and accrued expenses	$	101,809
Total liabilities		101,809
Commitments and contingencies (Note 5)		
Partners' capital		1,032,535
Total liabilities & partners' capital	$	1,134,344

The accompanying notes are an integral part of this statement of financial condition.

1.   Organization and Nature of Business

TowerBrook Financial, L.P. (the "Partnership"), a Delaware limited partnership, was formed on May 19, 2011. The Partnership is owned 99% by TowerBrook Financial LP, LLC and 1% by the general partner, TowerBrook Financial GP, LLC (the "General Partner"), each of which are owned 100% by TowerBrook Capital Partners L.P. ("TCP"). The Partnership became registered as a broker dealer with the Securities and Exchange Commission ("SEC") on February 17, 2012 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Partnership does not carry customer securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Partnership operates in the United Kingdom ("UK") through its London branch, and is also an appointed representative for an affiliate, TowerBrook Capital Partners (U.K.) LLP ("SubAdvisor") for the purposes of the UK Financial Services and Markets Act 2000.   The SubAdvisor is authorized and regulated by the UK Financial Conduct Authority ("FCA"). The Partnership and the SubAdvisor are under common control.

The Partnership provides private placement marketing services and advice to TCP, the adviser of affiliated private equity funds (the "Affiliated Funds"). The Affiliated Funds are managed or advised by TCP or its investment advisory affiliates.

2.   Significant Accounting Policies

Basis of Presentation
The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of significant accounting policies used in preparing the financial statement:

Use of Estimates
The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from management's estimates and these differences could be material.

Revenue and Expense Recognition
The Partnership earns revenue based on a services agreement with TCP (Note 4). All revenues are billed and collected by the Partnership, or are settled net with expenses paid by TCP on behalf the Partnership. This revenue is recognized on the accrual basis of accounting consistent with US GAAP. Expenses are accrued for as incurred.

Cash
At December 31, 2021, the Partnership had a cash account consisting of cash with one major financial institution, which exceeded the Federal Depository Insurance Corporation ("FDIC") insurable limit. The Partnership does not expect to incur any loss from the amount in excess of the FDIC limit.

Foreign Currency and Exchange
As a result of having transactions denominated in foreign currencies, the Partnership is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar. Transactions denominated in foreign currencies are translated into U.S. dollar amounts at actual exchange rates on the date of the transaction. Income and expense items denominated in foreign currency are translated into U.S. dollar amount at average exchange rates for the year. Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the closing rate of exchange at the reporting date.

Functional Currency
The financial statement is presented in U.S. Dollars, which is the functional and reporting currency of the Partnership.

Income Taxes
The Partnership is treated as a "disregarded entity" for UK and US federal and state tax purposes to the extent permitted by law. Therefore, the Partnership has made no provision for UK and US federal or state income taxes. However, the Partnership is part of a consolidated group that is subject to New York City Unincorporated Business Tax ("NYC UBT") of 4% attributable to the Partnership's operations apportioned to New York City. The Partnership settles its tax obligations on a net basis with its indirect parent, TCP, along with other items.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the statement of financial condition for the changes in deferred tax liabilities or assets between years. At December 31, 2021, the Partnership had no material deferred tax assets or liabilities.

The Partnership accrues all interest and penalties under the relevant tax law as incurred. There were no interest and penalties recognized in the statement of financial condition as of December 31, 2021.

The Partnership follows the authoritative guidance on accounting for and disclosure of uncertainty in tax positions, which requires management to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation by the applicable taxing authority, based on the technical merits of the position according to the authoritative guidance for uncertainty in income taxes. The tax benefits to be recognized are measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement which could result in the Partnership recording a tax liability that would reduce partners' capital. As of December 31, 2021, the Partnership had no unrecognized tax benefits recorded in the statement of financial condition. In the ordinary course of business, the Partnership is subject to examination by federal, state, and local jurisdiction, as part of the consolidated group. As of December 31, 2021, the tax years of TCP, the Partnership's indirect parent, that remain subject to examination by the major tax jurisdictions under the statute of limitations to which the Partnership is subject are from the year ended December 31, 2018.

3. **Regulatory Requirements**

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2021, the Partnership had net capital of $563,941, which was $557,154 in excess of the required amount of $6,787.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Partnership's net capital ratio at December 31, 2021 was 0.18 to 1.

The Partnership does not hold customer funds or securities, nor does it carry customer accounts and it has claimed an exemption from SEC Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

4. **Related Party Transactions**

Services Agreement with TCP
The Partnership entered into an agreement with TCP, effective February 17, 2012 (the "Services Agreement"), under which the Partnership agreed to provide certain private placement services to TCP. In exchange for these services, TCP has agreed to pay the Partnership a fee which will be agreed from time to time between the Partnership and TCP (the "Broker Dealer Services Fees").

UK Administrative Services Agreement with the SubAdvisor
The Partnership entered into a services agreement with the SubAdvisor, effective February 17, 2012 (the "UK Services Agreement"), under which the SubAdvisor agreed to provide services to the Partnership. In exchange for these services, the Partnership has agreed to pay the SubAdvisor a British Pound denominated services fee which will be agreed from time to time between the Partnership and the SubAdvisor (the "UK Administrative Services Fees").

Appointed Representative Agreement with the SubAdvisor
The Partnership entered into an agreement with the SubAdvisor, effective February 21, 2012 (the "Appointed Representative Agreement"), under which the SubAdvisor appointed the Partnership as its appointed representative for the purposes of section 39 of the UK Financial Services and Markets Act 2000. In exchange for these services, the Partnership has agreed to pay the SubAdvisor a British Pound denominated monthly fee of £100 (the "Appointed Representative Services Fees").

Expense Sharing Agreement with TCP and the SubAdvisor
The Partnership entered into an expense sharing management agreement with TCP and the SubAdvisor, effective February 17, 2012 (the "Expense Sharing Agreement"), under which TCP and the SubAdvisor provide the Partnership with facilities and other services as required in the ordinary conduct of the Partnership's business. This agreement is reviewed annually to determine if updates or amendment may be required. A new Expense Sharing Agreement was entered into on January 1, 2021 to reflect minor allocation updates, amended on June 1, 2021 to reflect the addition of two new registered representatives and September 1, 2021 to reflect a change in office space in the New York office.

A portion of the salaries and other compensation of the registered representatives who work directly on the activities of the Partnership has been charged pursuant to the Expense Sharing Agreement.

Additionally, other expenses such as rent, utilities, office maintenance, information technology and supplies are allocated to the Partnership by TCP pursuant to the Expense Sharing Agreement.

Receivable from Affiliate
For the year ended December 31, 2021, the net amount due from TCP to the Partnership was $374,871 and is included in receivable from affiliate on the statement of financial condition. This represents the outstanding amount of the Broker Dealer Services Fees in excess of the allocation of compensation and other expenses paid by TCP on the Partnership's behalf, and this is to be settled in cash in the ordinary course of business.

Aircraft Leases

TB Operations, LLC, an affiliate of the Partnership, leased a fractional interest of 6.25% in one aircraft during 2021. Any costs related to the usage of such aircrafts by associated persons of the Partnership are borne by the Partnership.

Capital Markets Advisor Agreement

In March 2021, the Partnership entered into an agreement with TB SA Acquisition Corp, an affiliate, whereby the Partnership will participate as one of the capital markets advisors on a potential business combination. The performance obligations under the contract are satisfied as services are rendered. The fee is contingent on the successful completion of the business combination which has not yet occurred. As such, no revenue has been recorded for the year.

5. **Commitments and Contingencies**

In the ordinary course of business the Partnership enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, the Partnership expects the risk of loss to be remote.

The Partnership entered into an operating sublease with TCP for its office space in New York, on January 1, 2021 for twelve months. The sublease was amended on September 1, 2021 to reflect a change in office space in the New York office. The sublease was renewed as of January 1, 2022 for another twelve-month period, with future rental payments for 2022 of $12,364.

6. **Risks**

The Partnership is subject to a variety of business risks in the conduct of its operations. The Partnership is economically dependent on its related parties and affiliates as the source of its fee income and, accordingly, the Partnership may be materially affected by the actions of and various risks associated with such related parties and affiliates.   The Partnership is subject to regulation and may be adversely affected by further regulation by U.S. and non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets.

7. **Subsequent Events**

The Partnership has evaluated whether events or transactions that have occurred after December 31, 2021 through February 25, 2022, the date the financial statement was available to be issued, would require recognition or disclosure in this financial statement and determined that there are no such items requiring disclosure.